Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2019

Unaudited Financial Results

SHENZHEN, CHINA, August 16, 2019 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•	Revenues were RMB291.2 million (US$42.4 million), an increase of 76% year-over-year.
•	Cost of revenues was RMB214.9 million (US$31.3 million), an increase of 82% year-over-year.
•	Gross profit was RMB76.3 million (US$11.1 million), an increase of 62% year-over-year.
•	Total operating expenses were RMB95.2 million (US$13.9 million), an increase of 39% year-over-year.
•	Net loss was RMB14.2 million (US$2.1 million), compared with a net loss of RMB11.8 million for the same period last year.
•	Adjusted net income (non-GAAP) was RMB1.6 million (US$0.2 million), compared with a RMB17.1 million adjusted net loss for the same period last year
•	Adjusted EBITDA (non-GAAP) was RMB12.5 million (US$1.8 million), compared with negative RMB11.1 million for the same period last year.

Second Quarter 2019 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,289,000 as of June 30, 2019 from approximately 887,000 as of June 30, 2018.

•	Number of monthly active unique mobile devices increased to 1.13 billion in June 2019 from 972 million in June 2018.
•	Cumulative SDK installations increased to 26.6 billion as of June 30, 2019 from 14.9 billion as of June 30, 2018.
•	Number of paying customers increased to 2,211 from 1,602 in the second quarter of 2018.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “I am pleased to announce that we achieved an important milestone as we recorded our first ever quarterly profit on both an adjusted EBITDA and adjusted net income basis. This demonstrates both the scalability of our business model and the continued progress we have made in executing our strategy. We also announced a new partnership with Tencent Cloud yesterday to build an open and diverse mobile developer ecosystem. The partnership will provide mobile developer communities with accounts that seamlessly link to each other’s systems, an enhanced user experience, and more joint developer service products.”

“The number of mobile applications that used our services during the second quarter of 2019 grew from 887,000 during the same period last year to approximately 1,165,000 as of March 31, 2019 and 1,289,000 as of June 30, 2019. We continue to see a steady stream of new apps that use our developer services SDK, with approximately 41,000 new apps signing up monthly during the quarter. JVerification, our new product which launched at the end of last year, has also gained wider acceptance in the developer community as we added more than 70 paying customers this quarter.”

“The higher number of paying customers and average spending per paying customer for all business lines helped to drive the 26% sequential and 76% year-over-year revenue growth during the quarter.”

Mr. Fei Chen, President of Aurora Mobile, added, “Our developer services continued to generate solid results with revenues increasing by 39% year-over-year to RMB20.2 million, primarily driven by growth in the number of paying customers, which expanded to 1,488.”

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“Within data solutions, our targeted marketing revenue expanded 84% year-over-year to RMB241.8 million. Growth continues to be fueled by an increase in both the number of customers and the average spend per paying customer. The number of targeted marketing customers and ARPU increased by approximately 21% and 52%, respectively, which demonstrated continued growing acceptance of our services in the market as customers increasingly shift a larger proportion of their advertising budgets to us. Other vertical data solution revenues increased 55% year-over-year to RMB29.2 million, mainly due to the growth in our Market Intelligence and Financial Risk Management product lines.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Our strong revenue growth, coupled with greater operating leverage as we continue to scale our business, drove our turn to bottom line profitability at the adjusted EBITDA and adjusted net income level this quarter. We maintain a healthy level of working capital at RMB566 million as of June 30, 2019, and we believe we are well positioned to drive further growth.”

Second Quarter 2019 Financial Results

Revenues were RMB291.2 million (US$42.4 million), an increase of 76% from RMB165.1 million in the same quarter of last year, mainly due to an increase in the number of customers by 38% from 1,602 in the second quarter of 2018 to 2,211 in the second quarter of 2019, and an increase in average spending per customer by 28% from RMB103,100 in the second quarter of 2018 to RMB131,700 in the second quarter of 2019.

Cost of revenues was RMB214.9 million (US$31.3 million), an increase of 82% from RMB118.1 million in the second quarter of 2018. The increase was mainly due to a RMB94.4 million increase in the cost of media inventory, and a RMB1.5 million increase in cloud costs.

Gross profit was RMB76.3 million (US$11.1 million), an increase of 62% from RMB47.0 million in the second quarter of 2018, primarily due to the significant growth in revenue during the quarter.

Total operating expenses were RMB95.2 million (US$13.9 million), an increase of 39% from RMB68.7 million in the same quarter of last year.

•

Research and development expenses were RMB46.3 million (US$6.8 million), an increase of 47% from RMB31.6 million in the same quarter of last year, mainly due to a RMB5.3 million increase in staff costs, a RMB3.4 million increase in depreciation of servers, and a RMB 2.1 million increase in bandwidth costs.

•

Sales and marketing expenses were RMB30.6 million (US$4.5 million), an increase of 41% from RMB21.6 million in the same quarter of last year, mainly due to a RMB2.5 million increase in staff costs, a RMB2.7 million increase in marketing expenses, and a RMB 1.1 million increase in lease and office expenses.

•

General and administrative expenses were RMB18.3 million (US$2.7 million), an increase of 19% from RMB15.4 million in the same quarter of last year, mainly due to a RMB1.7 million increase in staff costs and a RMB1.7 million increase in professional fees.

•	Loss from operations was RMB18.9 million (US$2.8 million), compared with RMB 21.7 million in the same quarter of last year.

Net Loss was RMB14.2 million (US$2.1 million), compared with RMB11.8 million in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB1.6 million (US$0.2 million), compared with a RMB17.1 million adjusted net loss for the same period of last year.

Adjusted EBITDA (non-GAAP) was RMB12.5 million (US$1.8 million) compared with negative RMB11.1 million for the same period of last year.

As of June 30, 2019, the Company had cash and cash equivalents, restricted cash and short -term investment of RMB381.4 million (US$55.6 million), compared with RMB576.7 million as of December 31, 2018.

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Business Outlook

For the third quarter of 2019, the Company expects total revenues to be between RMB295 million and RMB305 million, representing year-over-year growth of approximately 50% to 55%.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of June 30, 2019, the Company had repurchased a total of 797,711 ADS, of which 490,917 ADSs, or around US$3.5 million were repurchased during second quarter of 2019 at an average purchase price of US$7.13.

Conference Call

The Company will host an earnings conference call on Friday, August 16, 2019 at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Hong Kong time on the same day).

Dial-in details for the live conference call are as follows:

International:	+65 6713-5090
U.S.:	+1 845-675-0437
Hong Kong:	+852 3018-6771
China:	400-620-8038
Passcode:	7596257

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, August 23, 2019.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	7596257

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation and change in fair value of derivate liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 1.29 million mobile applications that have utilized the Company’s developer services and nearly 26.6 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.13 billion, as of June 2019. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

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For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2019.

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	165,125	230,519	291,225	42,422	291,517	521,744	76,001
Cost of revenues	(118,102)	(167,232)	(214,910)	(31,305)	(209,904)	(382,142)	(55,665)
Gross profit	47,023	63,287	76,315	11,117	81,613	139,602	20,336
Operating expenses
Research and development	(31,611)	(42,658)	(46,349)	(6,752)	(56,024)	(89,007)	(12,965)
Sales and marketing	(21,629)	(27,013)	(30,550)	(4,450)	(39,060)	(57,563)	(8,385)
General and administrative	(15,433)	(24,491)	(18,298)	(2,665)	(29,020)	(42,789)	(6,233)
Total operating expenses	(68,673)	(94,162)	(95,197)	(13,867)	(124,104)	(189,359)	(27,583)
Loss from operations	(21,650)	(30,875)	(18,882)	(2,750)	(42,491)	(49,757)	(7,247)
Foreign exchange (loss)/gain, net	424	(43)	39	6	(995)	(4)	(1)
Interest income	80	2,086	1,485	216	139	3,571	520
Interest expense	(1,901)	(2,622)	(2,733)	(398)	(1,961)	(5,355)	(780)
Other income	1,919	6,726	5,313	774	2,037	12,039	1,754
Change in fair value of derivative liability/asset	9,294	985	584	85	9,294	1,569	229
Loss before income taxes	(11,834)	(23,743)	(14,194)	(2,067)	(33,977)	(37,937)	(5,525)
Income tax (expenses)/benefit	—	—	—	—	5	—	—
Net loss	(11,834)	(23,743)	(14,194)	(2,067)	(33,972)	(37,937)	(5,525)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(11,834)	(23,743)	(14,194)	(2,067)	(33,972)	(37,937)	(5,525)
Accretion of contingently redeemable convertible preferred shares	(10,279)	—	—	—	(21,156)	—	—
Net loss attributable to common shareholders	(22,113)	(23,743)	(14,194)	(2,067)	(55,128)	(37,937)	(5,525)
Net loss per share, for Class A and Class B common shares:
Common Shares - basic and diluted	(0.52)	—	—	—	(1.29)	—	—
Class A Common Shares - basic and diluted	—	(0.31)	(0.19)	(0.03)	—	(0.50)	(0.07)
Class B Common Shares - basic and diluted	—	(0.31)	(0.19)	(0.03)	—	(0.50)	(0.07)
Shares used in net loss per share computation:
Common Shares - basic and diluted	42,666,670	—	—	—	42,666,670	—	—
Class A Common Shares - basic and diluted	—	59,503,621	59,273,921	59,273,921	—	59,388,137	59,388,137
Class B Common Shares - basic and diluted	—	17,000,189	17,000,189	17,000,189	—	17,000,189	17,000,189
Other comprehensive loss
Foreign currency translation adjustments	(2,059)	(8,128)	(8,134)	(1,185)	(5,684)	(16,262)	(2,369)
Total other comprehensive loss, net of tax	(2,059)	(8,128)	(8,134)	(1,185)	(5,684)	(16,262)	(2,369)
Comprehensive loss	(13,893)	(31,871)	(22,328)	(3,252)	(39,656)	(54,199)	(7,894)
Comprehensive loss attributable to Aurora Mobile Limited	(13,893)	(31,871)	(22,328)	(3,252)	(39,656)	(54,199)	(7,894)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	576,562	281,328	40,980
Restricted cash	115	115	17
Derivative assets	—	1,100	160
Short-term investment	—	100,000	14,567
Accounts receivable	141,911	225,205	32,805
Prepayments and other current assets	80,578	111,246	16,205
Amounts due from related parties	4,564	19,569	2,851
Total current assets	803,730	738,563	107,585
Non-current assets:
Other non-current assets	14,237	2,712	394
Long-term investments	79,696	104,038	15,155
Property and equipment, net	92,874	107,589	15,672
Intangible assets, net	1,531	8,851	1,289
Total non-current assets	188,338	223,190	32,510
Total assets	992,068	961,753	140,095
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	18,811	26,221	3,820
Deferred revenue and customer deposits	59,483	75,327	10,973
Accrued liabilities and other current liabilities	76,666	69,070	10,061
Amounts due to related parties	8,864	2,148	313
Total current liabilities	163,824	172,766	25,167
Non-current liabilities:
Other non-current liabilities	140	140	20
Deferred revenue	10,265	10,696	1,558
Convertible notes	216,179	221,555	32,273
Total non-current liabilities	226,584	232,391	33,851
Total liabilities	390,408	405,157	59,018

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
Shareholders’ (deficit) equity
Common shares	48	48	7
Treasury shares	(3,165)	(29,442)	(4,289)
Additional paid-in capital	944,500	963,914	140,410
Accumulated deficit	(348,123)	(386,058)	(56,236)
Accumulated other comprehensive loss	8,400	8,134	1,185
Total shareholders’ (deficit) equity	601,660	556,596	81,077
Total liabilities, mezzanine equity and shareholders’ deficit	992,068	961,753	140,095

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(11,834)	(23,743)	(14,194)	(2,067)	(33,972)	(37,937)	(5,525)
Add:
Share-based compensation	4,057	10,036	15,749	2,294	6,894	25,785	3,756
Change in fair value of derivative liability /asset	(9,294)	—	—	—	(9,294)	—	—
Fair value loss/(gain) of long-term investment	—	(2,976)	—	—	—	(2,976)	(434)
Adjusted net (loss)/income	(17,071)	(16,683)	1,555	227	(36,372)	(15,128)	(2,203)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(11,834)	(23,743)	(14,194)	(2,067)	(33,972)	(37,937)	(5,525)
Add:
Interest expense	1,901	2,622	2,733	398	1,961	5,355	780
Depreciation of property and equipment	4,015	6,296	7,611	1,109	7,325	13,907	2,026
Amortization of intangible assets	27	352	638	93	54	990	144
Income tax benefit	—	—	—	—	(5)	—	—
EBITDA	(5,891)	(14,473)	(3,212)	(467)	(24,637)	(17,685)	(2,575)
Add:
Share-based compensation	4,057	10,036	15,749	2,294	6,894	25,785	3,756
Change in fair value of derivative liability /asset	(9,294)	—	—	—	(9,294)	—	—
Fair value loss/(gain) of long-term investment	—	(2,976)	—	—	—	(2,976)	(434)
Adjusted EBITDA	(11,128)	(7,413)	12,537	1,827	(27,037)	5,124	747